                                [Koor Letterhead]

                                                                       EXHIBIT C

                                                                  April 11, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ------------------     ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

          Re: Immediate Report - Koor Industries Ltd. (NO. 22/2000) Company No. 52-001414-3

                     Immediate Report in Connection with Changes in the Share Holdings of an Interested Party
                                       In terms of the Regulations under the Securities Law
                                             [Immediate and Periodical Reports], 1970
===================================================================================================================================
   Interested Party          Security                               Details of changes in holding of security
====================  =====================  ======================================================================================
 Name of    Identity  Securities  Name and   Reason  Date of change  Transaction  Previous  Increase      New    Percentage after
Interested  number        No.     type of      for                      value      number    (+) or     number     transaction
  Party               registered  security   change                                  of     decrease      of
                        on the    registered                                      holdings     (-)     holdings
                       Tel Aviv
                        Stock
                       Exchange
===================================================================================================================================
                                                     Day Month Year                                              Capital    Voting
===================================================================================================================================
Koor        999900010    0649012  Ordinary     11*   06   04   2000    36,370     114,318   (+)18,000
Industries                        shares
Ltd.                              NIS 0.001
                                  each
===================================================================================================================================
                                               11*   09   04   2000    37,970               (+)24,966
===================================================================================================================================
                                               11*   10   04   2000    36,650               (+)49,000
===================================================================================================================================
                                                                                  114,318   (+)91,966  206,284      1.2     ------
===================================================================================================================================

*Acquisition during regular trading

                                        Yours sincerely,



                                        /s/ Shlomo Heller
                                        ----------------------------------------
                                        Shlomo Heller, Adv.
                                        Legal Counsel